UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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Luxfer reports second-quarter results

SALFORD, England—(August 9, 2016)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and six-month periods ended June 30, 2016.

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2016

Results are summarized as follows:

	Three-month periods ended June 30,		Six-month periods
			ended June 30,
	2016	2015	2016	2015
Revenue	$111.0m	$122.8m	$219.8m	$239.7m
Trading profit	$11.0m	$11.7m	$22.8m	$22.2m
Trading margin	9.9%	9.5%	10.4%	9.3%
Operating profit	$10.9m	$8.8m	$24.7m	$11.3m
Net income	$6.7m	$3.1m	$15.4m	$2.6m
Earnings per share – Basic (1)	$0.25	$0.11	$0.58	$0.09
Adjusted net income (2)	$7.9m	$7.6m	$16.0m	$14.5m
Adjusted earnings per share – Basic	$0.30	$0.28	$0.61	$0.54
Adjusted earnings per share – Diluted	$0.29	$0.28	$0.60	$0.53
Adjusted EBITDA (3)	$16.3m	$16.7m	$33.1m	$32.1m
Adjusted EBITDA margin	14.7%	13.6%	15.1%	13.4%
Net cash flows from operating activities	$9.6m	$16.4m	$12.6m	$24.3m
Net debt (total debt less cash)	$101.9m	$98.4m	$101.9m	$98.4m
Total equity – book value (net assets)	$146.9m	$174.6m	$146.9m	$174.6m
£0.50 ordinary shares outstanding	26.3m	27.0m	26.4m	27.0m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Adjusted net income consists of net income for the period adjusted for the post tax impact of non-trading items, including IAS 19R retirement benefits finance charge, certain accounting charges relating to acquisitions and disposals of businesses (comprising other income / (expense) from acquisitions and disposals of businesses, the unwind of the discount on deferred contingent consideration from acquisitions and the amortization on acquired intangibles), profit on sale of redundant site, restructuring and other expense and other share-based compensation charges. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.
(3)	Adjusted EBITDA is defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment. A reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”.

ABOUT LUXFER GROUP

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the ticker LXFR.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

1

Q2 2016 BUSINESS REVIEW

•	Gas Cylinders Division trading profit momentum remained favorable, increasing to $3.3m from $1.7m in Q2 2015 and up 10.0% from Q1 2016. A modest 3.5% revenue decline mostly reflected adverse FX translation effects partially offset by successful new product launches.

•	Elektron Division sales and profits were lower than last year as expected from ongoing product transition in the catalyst sector, but results were solid from sales of proprietary magnesium products.

•	Basic EPS more than doubled due to the near absence of restructuring and other expenses; adjusted diluted EPS remains ahead of prior year.

•	Long-term debt has been extended on more favorable terms, enhancing the Group’s capital structure.

•	Post the ‘Brexit’ vote – although we experienced an immediate negative translation impact and some short-term market volatility, if GBP sterling remains weak, there is a significant potential transaction benefit once old hedges run off.

•	Guidance – adjusted diluted EPS remains in the 5% to 10% improvement band though with some additional FX and market risk caused by the U.K. vote to leave the European Union.

Second-quarter results

	2016			2015
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	60.5	50.5	111.0	62.7	60.1	122.8
Trading profit	3.3	7.7	11.0	1.7	10.0	11.7
Return on Sales % (Trading profit / Revenue)	5.5%	15.2%	9.9%	2.7%	16.6%	9.5%
Adjusted EBITDA(1)	5.4	10.9	16.3	3.7	13.0	16.7
Adjusted EBITDA margin % (Adjusted EBITDA / Revenue)	8.9%	21.6%	14.7%	5.9%	21.6%	13.6%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 of this release “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q2 2015 – as reported under IFRS	62.7	60.1	122.8
FX translation impact – on non-U.S. operating results	(1.4)	(1.3)	(2.7)
Q2 2015 – adjusted for FX translation	61.3	58.8	120.1
Trading variances – Q2 2015 v Q2 2016	(0.8)	(8.3)	(9.1)
Q2 2016 – as reported under IFRS	60.5	50.5	111.0

On an IFRS-reported basis, revenue in Q2 2016 was $111.0m compared to $122.8m for the same period in 2015. FX translation differences in the quarter were adverse by $2.7m. Adjusted for FX translation, revenue was $9.1m lower than in Q2 2015.

Gas Cylinders Division revenue in Q2 2016 was lower at $60.5m compared to $62.7m in Q2 2015. FX translation differences were adverse by $1.4m, and other revenues were $0.8m lower.

2

•	The North American portable composite cylinder operation continued to generate higher revenues compared to 2015, with strong demand for self-contained breathing apparatus (SCBA).

•	Volumes of traditional aluminum cylinders were up on Q2 2015, primarily driven by higher demand in the industrial sector in Europe. We also generated higher revenue from our L7X® medical cylinders in Europe during the quarter.

•	Our North American alternative fuel (AF) business continued to perform well in Q2 2016, showing significant increases compared to Q2 2015.

•	Superform revenues were lower compared to Q2 2015 for both forming and tooling. The key factor is delays on major customer projects, where we have won the business, in the specialty automotive sector.

Elektron Division revenue in Q2 2016 was $50.5m compared to $60.1m in Q2 2015. FX translation differences were adverse by $1.3m, and other revenues were $8.3m lower.

•	The fall in revenue largely reflects our continuing issues in the automotive sector, including reduced demand for low-margin magnesium recycling services and also lower sales of higher-margin automotive catalysis materials.

•	Our high-performance alloys business was up on prior year due primarily to improved European demand. Trials of our SoluMag® alloy continued with several potential oil and gas customers.

•	Lower spending in the U.S. defense sector continued to compress demand for our magnesium powder business, compounded in the short term by an outage at a customer’s plant.

Trading profit:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q2 2015 – as reported under IFRS	1.7	10.0	11.7
FX translation impact – on non-U.S. operating results	-	(0.2)	(0.2)
Q2 2015 – adjusted for FX translation	1.7	9.8	11.5
Trading variances – Q2 2015 v Q2 2016	1.6	(2.1)	(0.5)
Q2 2016 – as reported under IFRS	3.3	7.7	11.0

Trading profit decreased to $11.0m in Q2 2016 compared to $11.7m in Q2 2015. Increased demand in the SCBA market was offset by a reduction in sales volumes of Elektron products; however, lower manufacturing costs and a continued focus on controlling administration costs positively impacted return on sales. FX translation differences reduced trading profit by $0.2m, but FX transaction increased profits by $0.4m; therefore, trading profit at constant exchange rates was down $0.9m.

Gas Cylinders Division trading profit was $3.3m, $1.6m higher compared to Q2 2015.

•	Elimination of the losses that were incurred in Q2 2015, following our rationalization actions, as well as new business won for AF products in North America, has increased profitability significantly.

•	During 2015 we successfully implemented other cost-saving initiatives, and the Division continues to benefit from a reduced cost base.

•	FX transaction differences reduced trading profit by $0.3m.

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Elektron Division trading profit in Q2 2016 was $7.7m, $2.3m lower compared to Q2 2015.

•	The main impact on trading profit was lower automotive catalysis sales, with fewer shipments scheduled in this quarter of the proprietary industrial catalysis products that had helped offset the similarly lower automotive sales in Q1 2016. Total magnesium product line profits were more stable.

•	Improved demand for high-performance alloys helped offset lower demand for lower-margin magnesium services and products.

•	FX translation and transaction differences benefitted trading profit by $0.5m.

Restructuring and other expense

During Q2 2015, we charged $2.9m related to restructuring of our AF cylinder facilities.

In Q2 2016, we incurred $0.1m of severance costs within the Elektron Division.

Other income statement items

Gross margin percentage increased to 24.1% in Q2 2016 from 23.7% in Q2 2015 due to a combination of lower manufacturing costs and an overall stronger mix of sales in Q2 2016. Gross profit in Q2 2016 was $26.7m compared to $29.1m in Q2 2015, reduced by $0.7m due to FX translation differences, with other trading variances being adverse by $1.7m.

Distribution costs at $2.0m were $0.2m lower than Q2 2015 due to lower sales activity. Administrative expenses were $1.3m lower than in Q2 2015, reflecting cost-saving initiatives implemented in 2015, including savings associated with closure of our Gas Cylinders AF facilities in Germany and Utah.

Trading profit in Q2 2016 was $11.0m, down $0.7m on Q2 2015, as explained above.

Group operating profit at $10.9m increased $2.1m compared to $8.8m in Q2 2015, primarily due to the near-absence of restructuring and other expenses at $0.1m (2015: $2.9m).

Group adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the quarter was $16.3m, $0.4m lower than Q2 2015, attributable to a $2.1m decrease in the Elektron Division, partly offset by a $1.7m increase for the Gas Cylinders Division. FX translation adversely impacted adjusted EBITDA by $0.3m, yielding adjusted EBITDA at constant translation exchange rates $0.1m lower than Q2 2015.

Operating profit to net income

The net interest charge in Q2 2016 was $1.5m compared with $1.9m in Q2 2015. The IAS 19R retirement benefits charge was $0.5m, down from $0.8m in Q2 2015 due to the reduced pension deficit throughout the quarter.

Profit on operations before taxation was $8.8m in Q2 2016 (Q2 2015: $6.0m). Income tax expense was $2.1m (Q2 2015: $2.9m), and the statutory effective tax rate was 23.9% (Q2 2015: 48.3%). The statutory effective tax rate was distorted in Q2 2015, because AF restructuring and other expenses did not lead to a full tax credit due to losses in AF operations.

Net income in the period was $6.7m, an increase of $3.6m from $3.1m in Q2 2015. Adjusted net income in Q2 2016 was $7.9m, an increase of $0.3m from $7.6m in Q2 2015.

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Unadjusted basic EPS in Q2 2016 was $0.25 (see Note 5 of this release). Adjusted diluted EPS, which is used by management to measure underlying performance, was $0.29 compared to $0.28 for Q2 2015.

Cash flow and net debt

There was a net increase in cash and cash equivalents of $34.3m in Q2 2016 compared to a net increase in Q2 2015 of $41.9m. Cash balances remained relatively high at the end of Q2 2016 at $83.6m compared to $58.3m at the end of Q2 2015. The net debt position, which is bank and other loans less cash and cash equivalents and which we believe is a more accurate measure of total liquidity changes, was higher at $101.9m (see Note 2 of this release) for the end of Q2 2016 compared to $94.7m at Q4 2015 and $98.4m at Q2 2015. Surplus cash has been and may in future periods be used to repay some of the banking revolver loans.

Net cash flow from continuing operating activities was an inflow of $9.6m in Q2 2016 compared to an inflow of $16.4m in Q2 2015. Working capital increases led to an outflow of $1.9m in Q2 2016. This compares to a working capital inflow of $4.2m in Q2 2015, which benefitted from our continued efforts to unwind the previously reported working capital build in 2013 and 2014.

Net cash flow from investing activities was an outflow of $4.6m in Q2 2016 compared to a $3.3m outflow in Q2 2015. Purchases of property, plant and equipment resulted in an outflow of $3.7m in Q2 2016 compared to $2.6m in Q2 2015. Additionally, a small acquisition in the quarter of a European distributor resulted in a $0.3m outflow.

The above trading activities resulted in a net cash inflow before financing of $5.0m in Q2 2016 compared to an inflow of $13.1m in Q2 2015.

Cash flow from financing activities in Q2 2016 was a net inflow of $29.3m compared to a net inflow of $28.8m in Q2 2015. During Q2 2016, $1.9m of interest was paid to debt-holders compared to $1.6m in Q2 2015. Dividends of $3.3m were paid to shareholders in Q2 2016 compared to $2.7m in Q2 2015 following the decision at the beginning of 2016 to increase the quarterly dividend per share by 25%. During Q2 2016, we drew down $34.6m on our banking facilities (Q2 2015: $34.6m).

Extension of long-term debt

In the quarter, Luxfer agreed with Prudential Insurance Company of America (PRICOA) to extend the maturity date of $50m of its existing $65m Loan Notes due 2018. The extension also includes a lower long-term fixed interest rate on the debt. The maturity date on $25m was extended from June 2018 to June 2023 with a reduction in the fixed interest rate from 6.19% to 4.88%; and the maturity date on $25m was extended to June 2026 at a fixed interest rate of 4.94%. The interest savings will benefit Q3 2016 onwards, with the deal closing June 29, 2016.

Share buy-back program

In June 2015, the Board announced a share buy-back program of up to $10m to cover the needs of employee share plans. Shareholder approval for purchases was granted at the 2014 Annual General Meeting (for purchases up to an aggregate amount of 2,700,000 ordinary shares or ADSs). The timing of the program will be kept under review and will depend on continued good operating cash flows, applicable securities laws, regulatory considerations and other factors.

In 2015, the Group purchased 146,804 shares at a cost of $1.9m. In 2016, the Group has continued this program and at the date of this report, had purchased a further 591,037 shares at a cost of

5

$6.0m; therefore, of the budget of $10m for the current program, $2.1m now remains. No shares were purchased in Q2 2016.

Six-month periods ended June 30

	2016			2015
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	119.6	100.2	219.8	121.1	118.6	239.7
Trading profit	6.3	16.5	22.8	3.0	19.2	22.2
Return on Sales % (Trading profit / Revenue)	5.3%	16.5%	10.4%	2.5%	16.2%	9.3%
Adjusted EBITDA(1)	10.4	22.7	33.1	6.9	25.2	32.1
Adjusted EBITDA margin % (Adjusted EBITDA / Revenue)	8.7%	22.7%	15.1%	5.7%	21.2%	13.4%

(1)	With respect to adjusted EBITDA for the Group, a reconciliation to net income is disclosed in Note 4 of this release “Non-GAAP measures”, and with respect to adjusted EBITDA for the Gas Cylinders Division and Elektron Division, a reconciliation to trading profit is disclosed in Note 1 to the financial results “Revenue and segmental analysis”.

Revenue:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q2 YTD 2015 – as reported under IFRS	121.1	118.6	239.7
FX translation impact – on non-U.S. operating results	(2.4)	(2.2)	(4.6)
Q2 YTD 2015 – adjusted for FX translation	118.7	116.4	235.1
Trading variances – Q2 YTD 2015 v Q2 YTD 2016	0.9	(16.2)	(15.3)
Q2 YTD 2016 – as reported under IFRS	119.6	100.2	219.8

On an IFRS-reported basis, revenue in the six-month period was $219.8m compared to $239.7m for the same period of 2015. Adverse FX translation reduced revenue by $4.6m, with other revenue changes of $15.3m accounting for the remainder of the shortfall.

Revenue was lower year to date, primarily due to sales volumes of Elektron automotive catalysis and magnesium recycling being down compared to the same period last year.

Gross profit in the six-month period was $53.1m compared to $55.2m for the same period in 2015. The gross margin percentage increased from 23.0% in 2015 to 24.2% in 2016, primarily due to an overall stronger mix of sales.

Trading profit:

	Gas
	Cylinders	Elektron	Group
	$M	$M	$M
Q2 YTD 2015 – as reported under IFRS	3.0	19.2	22.2
FX translation impact – on non-U.S. operating results	0.1	(0.4)	(0.3)
Q2 YTD 2015 – adjusted for FX translation	3.1	18.8	21.9
Trading variances – Q2 YTD 2015 v Q2 YTD 2016	3.2	(2.3)	0.9
Q2 YTD 2016 – as reported under IFRS	6.3	16.5	22.8

Trading profit in the six-month period was $22.8m compared to $22.2m for 2015, an improvement of $0.9m, or 4.1%, at constant exchange rates. FX translation differences adversely impacted profit by $0.3m.

6

Operating profit was $24.7m in the six-month period, an increase of $13.4m compared to the same period in 2015, primarily due to the significant decrease in restructuring costs and the profit made on the sale of a redundant site in March 2016.

Profit on operations before taxation in the six-month period was $20.4m compared to $6.0m for the same period in 2015. Tax expense was $5.0m compared to $3.4m for the same period in 2015. The statutory effective tax rate for the six-month period decreased significantly from 56.7% in 2015 to 24.5% in 2016. The statutory effective tax rate was distorted in 2015, because the AF restructuring and other expenses did not lead to a full tax credit due to losses in AF operations.

Net income in the six-month period was $15.4m compared to $2.6m for the same period in 2015, primarily due to the significant decrease in restructuring and other expenses during 2016.

Adjusted net income (as reconciled to net income in Note 4 of this release) in the six-month period was $16.0m, 10.3% ahead of the $14.5m for the same period in 2015. Adjusted diluted EPS was therefore $0.60, 13.2% ahead of prior year.

Adjusted EBITDA (as reconciled to net income in Note 4 of this release) in the six-month period was $33.1m compared to $32.1m for the same period in 2015. The FX translation impact was $0.6m adverse, so at constant exchange rates, adjusted EBITDA was up $1.6m or 5.0%.

Net cash inflow from operating activities in the six-month period was $12.6m compared to $24.3m for the same period in 2015. The $11.7m decrease in operating cash flow was predominantly due to a $12.1m increase in working capital compared to a $0.4m increase in working capital in the same period in 2015, which benefitted from our continued efforts to unwind the previously reported working capital build in 2013 and 2014.

Retirement benefits

The retirement benefits (pension) liability at Q2 2016 was $71.1m and at Q2 2015 was $80.1m. The liability declined $21.2m, from $80.1m at Q2 2015 to $58.9m at Q4 2015, predominantly due to the liability mitigation actions taken and recognized in Q4 2015 relating to the U.K. defined benefit plan. The mitigation actions comprised closing the plan to future accrual of benefits, and changing the reference index to CPI from RPI for pensions in payment (both effective April 5, 2016). In 2016, the liability increased by $12.2m due to decreases in corporate bond yields, partly offset by good pension plan asset returns and the decline in the value of GBP sterling against the U.S. dollar.

Strategic product development update

In June 2016, BIOTRONIK, our partner in the joint R&D program to develop a bioresorbable magnesium-based coronary scaffold, announced that it had received CE mark approval for its Magmaris® magnesium scaffold. Magmaris® uses our patented SynerMag® alloy system as the platform material and is the first clinically proven magnesium bioresorbable scaffold. The CE approval follows the publication of positive 12-month clinical data from the BIOSOLVE II trial in the European Heart Journal and presentation of the data at the EuroPCR Congress in May 2016. Operations using the new device are reported to have commenced. It will be some time before we can gauge how successful this new technology will become, but physicians involved in the clinical trial have commented that the magnesium-based scaffold could emerge as a strong alternative to currently available polymer scaffolds because of its advantages in terms of deliverability, radial resistance following implantation, and more desirable absorption times. Commercial production of our SynerMag® alloy system will take place in our purpose-built, ISO 13485-approved, manufacturing and testing center in Manchester, U.K.

7

Luxfer Magtech geographic expansion – In Q2 2016, we acquired a small European distributor to aid sales expansion of our heater meal products outside the U.S.

SUMMARY & OUTLOOK FOR 2016

The Q2 2016 financial result is as forecast, and we are pleased at the much-improved profitability of the Gas Cylinders Division. At half-year, we are ahead of prior year, with EPS well ahead.

The ‘Brexit’ vote resulted in short-term volatility, which appears to be stabilizing at present, although we are left with a much-weakened GBP sterling that does have an immediate translation knock back on the reported results. There is a risk to near-term growth in the U.K. and the Eurozone, but we do not currently expect any material impact on Luxfer, and it will likely take several years for new trading arrangements between the U.K. and the Eurozone to be agreed.

Even in Q2 2016, we have been impacted by the weaker GBP sterling exchange rate, with June’s U.K. trading being translated into U.S. dollars at $1.33 / £1, 8% down on the $1.44 / £1 at the end of Q1 2016. If the current exchange rate is maintained through the balance of 2016, there will be a small reduction in the U.S. dollar value of our U.K. earnings. Considering both the Euro and U.S. dollar, the net impact in 2016 currently looks to be $1m to $2m adverse, while the net impact in 2017 (should exchange rates stabilize at the current level through 2017) could be as high as a $4m benefit.

Some contracted shipments that were expected to fall in Q3 2016 have been rescheduled by customers into Q4 2016, so the balance of year forecast is weighted towards Q4, with Q3 now likely to be down on prior year. Overall, we are maintaining our 5% to 10% adjusted diluted EPS year-on-year improvement, but against a background of weaker GBP sterling (unhelpful in the short term, helpful in the medium term) and slightly higher market risk. While there is always some risk of further delivery date changes, at this point we are reasonably confident that the sales will fall into 2016. Following the extension of our long-term debt, we expect reduced financing costs in the balance of the year, and EPS is also being helped by the Q1 2016 share buy-back and lower effective tax rates.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition; (ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions and conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein. The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 15, 2016. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

8

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015
CONTINUING OPERATIONS	$M	$M	$M	$M
REVENUE	111.0	122.8	219.8	239.7
Cost of sales	(84.3)	(93.7)	(166.7)	(184.5)
Gross profit	26.7	29.1	53.1	55.2
Distribution costs	(2.0)	(2.2)	(3.9)	(4.0)
Administrative expenses	(13.5)	(14.8)	(26.3)	(28.6)
Share of results of joint ventures and associates	(0.2)	(0.4)	(0.1)	(0.4)
TRADING PROFIT	11.0	11.7	22.8	22.2
Profit on sale of redundant site	-	-	2.1	-
Restructuring and other expense	(0.1)	(2.9)	(0.2)	(10.9)
OPERATING PROFIT	10.9	8.8	24.7	11.3
Other income / (expense):
Finance income:
Interest received	0.4	0.1	0.5	0.2
Finance costs:
Interest costs	(1.9)	(2.0)	(3.6)	(3.8)
IAS 19R retirement benefits finance charge	(0.5)	(0.8)	(1.0)	(1.5)
Unwind of discount on deferred contingent consideration from acquisitions	(0.1)	(0.1)	(0.2)	(0.2)
PROFIT ON OPERATIONS BEFORE TAXATION	8.8	6.0	20.4	6.0
Income tax expense	(2.1)	(2.9)	(5.0)	(3.4)
NET INCOME FOR THE PERIOD	6.7	3.1	15.4	2.6

Attributable to:
Equity shareholders	6.7	3.1	15.4	2.6

NET INCOME FOR THE PERIOD	6.7	3.1	15.4	2.6
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.2
Amortization on acquired intangibles	0.4	0.3	0.7	0.7
IAS 19R retirement benefits finance charge	0.5	0.8	1.0	1.5
Profit on sale of redundant site	-	-	(2.1)	-
Restructuring and other expense	0.1	2.9	0.2	10.9
Other share-based compensation charges	0.6	0.3	1.0	0.6
Income tax thereon	(0.5)	0.1	(0.4)	(2.0)
ADJUSTED NET INCOME	7.9	7.6	16.0	14.5

9

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2016	2015	2016	2015
	$M	$M	$M	$M

Net income for the period	6.7	3.1	15.4	2.6
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	(6.7)	5.8	(7.3)	(2.0)

Fair value movements in cash flow hedges	(0.8)	(2.1)	(1.6)	(1.3)
Transfers to consolidated income statement on cash flow hedges	-	(0.5)	(0.3)	0.6
Deferred income taxes on cash flow hedges	0.2	0.5	0.4	0.1
Hedge accounting (expense) / income adjustments	(0.6)	(2.1)	(1.5)	(0.6)

Total hedge accounting and translation of foreign operations movements	(7.3)	3.7	(8.8)	(2.6)

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	(12.1)	13.9	(18.6)	8.6
Deferred income taxes on remeasurement of defined benefit retirement plans	2.7	(3.6)	4.8	(2.3)
Retirement benefits changes	(9. 4)	10.3	(13.8)	6.3
Total other comprehensive (loss) / income movements for the period	(16.7)	14.0	(22.6)	3.7
Total comprehensive (loss) / income for the period	(10.0)	17.1	(7.2)	6.3

Attributed to:
Equity shareholders	(10.0)	17.1	(7.2)	6.3

10

CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2016 AND 2015 (UNAUDITED) AND AS OF DECEMBER 31, 2015 (AUDITED)

	June 30,	June 30,	December 31,
	2016	2015	2015
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	130.2	136.7	136.0
Intangible assets	82.7	89.4	87.0
Investments	6.4	7.5	7.2
Deferred income tax assets	16.3	17.9	13.8
	235.6	251.5	244.0
Current assets
Inventories	91.0	97.6	91.8
Trade and other receivables	73.8	75.4	62.3
Income tax receivable	0.2	-	0.7
Cash and cash equivalents	83.6	58.3	36.9
	248.6	231.3	191.7
Assets classified as held for sale	-	1.3	-
TOTAL ASSETS	484.2	484.1	435.7

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	56.4	56.4	56.4
Treasury shares	(7.3)	(1.9)	(1.3)
Retained earnings	308.1	312.0	316.6
Own shares held by ESOP	(0.6)	(0.3)	(0.2)
Share-based compensation reserve	5.0	3.9	4.1
Hedging reserve	(5.0)	0.3	(3.5)
Translation reserve	(52.1)	(38.2)	(44.8)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity shareholders	146.9	174.6	169.7
Total equity	146.9	174.6	169.7

Non-current liabilities
Bank and other loans	185.5	156.7	131.6
Retirement benefits	71.1	80.1	58.9
Deferred income tax liabilities	1.2	2.2	1.7
Deferred contingent consideration	3.1	2.7	2.9
Provisions	1.7	2.0	1.5
	262.6	243.7	196.6
Current liabilities
Trade and other payables	68.4	61.9	65.5
Current income tax liabilities	0.1	0.4	0.1
Provisions	2.8	3.5	3.8
Dividends payable	3.4	-	-
	74.7	65.8	69.4
Total liabilities	337.3	309.5	266.0
TOTAL EQUITY AND LIABILITIES	484.2	484.1	435.7

11

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015 (UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2016	2015	2016	2015
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	6.7	3.1	15.4	2.6
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	2.2	2.9	4.0	3.4
Deferred income taxes	(0.1)	-	1.0	-
Depreciation and amortization	4.7	4.7	9.3	9.3
Profit on sale of redundant site	-	-	(2.1)	-
Share-based compensation charges net of cash settlement	0.2	0.3	0.6	0.6
Net interest costs	1.5	1.9	3.1	3.6
Non-cash restructuring charges	-	1.2	-	8.7
IAS 19R retirement benefits finance charge	0.5	0.8	1.0	1.5
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.2
Share of results of joint ventures and associates	0.2	0.4	0.1	0.4
Changes in operating assets and liabilities:
(Increase) / decrease in receivables	(0.3)	2.3	(11.0)	(3.3)
Decrease / (increase) in inventories	0.4	3.9	(1.5)	2.9
(Decrease) / increase in payables	(2.0)	(2.0)	0.4	-
Movement in retirement benefits obligations	(1.3)	(2.3)	(2.7)	(4.4)
Movement in provisions	-	1.4	(0.6)	1.2
Acquisition and disposal costs paid	-	-	(1.2)	-
Income taxes paid	(3.2)	(2.3)	(3.4)	(2.4)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	9.6	16.4	12.6	24.3
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(3.7)	(2.6)	(6.9)	(5.1)
Purchases of intangible assets	(0.4)	(0.7)	(0.6)	(0.7)
Proceeds from sale of redundant site	-	-	3.0	-
Cash received as compensation for an insured loss	0.2	-	0.2	-
Investment in joint ventures – debt funding	(0.5)	-	0.5	(0.5)
Interest income received from joint ventures	0.1	-	0.2	0.2
Net cash flows on purchase of businesses	(0.3)	-	(0.3)	-
NET CASH FLOWS FROM INVESTING ACTIVITIES	(4.6)	(3.3)	(3.9)	(6.1)
NET CASH FLOWS BEFORE FINANCING	5.0	13.1	8.7	18.2
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.6)	(0.3)	(0.9)	(0.8)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)	(2.0)	(2.0)
Interest paid on Loan Notes due 2021	(0.3)	(0.3)	(0.5)	(0.5)
Draw down on banking facilities	34.6	34.6	54.1	34.6
Dividends paid	(3.3)	(2.7)	(6.7)	(5.4)
Purchase of shares for ESOP	(0.1)	-	(0.1)	-
Proceeds from issue of shares	-	0.2	-	0.2
Purchase of treasury shares	-	(1.7)	(6.0)	(1.7)
NET CASH FLOWS FROM FINANCING ACTIVITIES	29.3	28.8	37.9	24.4
NET INCREASE IN CASH AND CASH EQUIVALENTS	34.3	41.9	46.6	42.6
Net foreign exchange movements	0.4	0.7	0.1	1.1
Cash and cash equivalents at beginning of period	48.9	15.7	36.9	14.6
Cash and cash equivalents at end of period	83.6	58.3	83.6	58.3

12

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker based on trading profit or loss (defined as operating profit or loss before profit on sale of redundant site and restructuring and other expense), and adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest received) and costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, profit on sale of redundant site, restructuring and other expense, other share-based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our divisional segmental analysis, IFRS 8 requires the use of “segment profit” performance measures that are used by our chief operating decision maker. Trading profit is the “segment profit” used to satisfy this requirement in the below analysis. All inter-segment revenue is made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended June 30, 2016				Three-month period ended June 30, 2015
				Total				Total
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	60.5	50.6	-	111.1	62.7	60.2	-	122.9
Inter-segment revenue	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)
Revenue to external customers	60.5	50.5	-	111.0	62.7	60.1	-	122.8
Result
Adjusted EBITDA	5.4	10.9	-	16.3	3.7	13.0	-	16.7
Other share-based compensation charges	(0.3)	(0.3)	-	(0.6)	(0.2)	(0.1)	-	(0.3)
Depreciation and amortization	(1.8)	(2.9)	-	(4.7)	(1.8)	(2.9)	-	(4.7)
Trading profit - segment result	3.3	7.7	-	11.0	1.7	10.0	-	11.7
Restructuring and other expense	-	(0.1)	-	(0.1)	(2.9)	-	-	(2.9)
Operating profit / (loss)	3.3	7.6	-	10.9	(1.2)	10.0	-	8.8
Net interest costs	-	-	(1.5)	(1.5)	-	-	(1.9)	(1.9)
IAS 19R retirement benefits finance charge	-	-	(0.5)	(0.5)	-	-	(0.8)	(0.8)
Unwind of discount on deferred contingent consideration from acquisitions
	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)
Profit / (loss) on operations before taxation	3.3	7.5	(2.0)	8.8	(1.2)	9.9	(2.7)	6.0
Income tax expense			(2.1)	(2.1)			(2.9)	(2.9)
Net income for the period				6.7				3.1
Other segment information
Segment assets	163.0	199.5	121.7	484.2	173.9	217.7	92.5	484.1
Segment liabilities	(33.7)	(17.1)	(286.5)	(337.3)	(36.0)	(20.7)	(252.8)	(309.5)
Net assets / (liabilities)	129.3	182.4	(164.8)	146.9	137.9	197.0	(160.3)	174.6
Capital expenditure: Property, plant and equipment	2.1	1.7	-	3.8	1.0	1.6	-	2.6
Capital expenditure: Intangible assets	0.1	0.3	-	0.4	0.3	0.4	-	0.7

	Six-month period ended June 30, 2016				Six-month period ended June 30, 2015
				Total				Total
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment revenue	119.6	100.3	-	219.9	121.1	118.8	-	239.9
Inter-segment revenue	-	(0.1)	-	(0.1)	-	(0.2)	-	(0.2)
Revenue to external customers	119.6	100.2	-	219.8	121.1	118.6	-	239.7
Result
Adjusted EBITDA	10.4	22.7	-	33.1	6.9	25.2	-	32.1
Other share-based compensation charges	(0.5)	(0.5)	-	(1.0)	(0.3)	(0.3)	-	(0.6)
Depreciation and amortization	(3.6)	(5.7)	-	(9.3)	(3.6)	(5.7)	-	(9.3)
Trading profit - segment result	6.3	16.5	-	22.8	3.0	19.2	-	22.2
Profit on sale of redundant site	-	-	2.1	2.1	-	-	-	-
Restructuring and other expense	-	(0.2)	-	(0.2)	(10.9)	-	-	(10.9)
Operating profit / (loss)	6.3	16.3	2.1	24.7	(7.9)	19.2	-	11.3
Net interest costs	-	-	(3.1)	(3.1)	-	-	(3.6)	(3.6)
IAS 19R retirement benefits finance charge	-	-	(1.0)	(1.0)	-	-	(1.5)	(1.5)
Unwind of discount on deferred contingent consideration from acquisitions
	-	(0.2)	-	(0.2)	-	(0.2)	-	(0.2)
Profit / (loss) on operations before taxation	6.3	16.1	(2.0)	20.4	(7.9)	19.0	(5.1)	6.0
Income tax expense			(5.0)	(5.0)			(3.4)	(3.4)
Net income for the period				15.4				2.6
Other segment information
Capital expenditure: Property, plant and equipment	3.8	2.8	-	6.6	1.9	2.7	-	4.6
Capital expenditure: Intangible assets	0.3	0.3	-	0.6	0.3	0.5	-	0.8

13

2. Calculation of net debt

	June 30,	June 30,	December 31,
	2016	2015	2015
Net debt is represented by:	$M	$M	$M
Non-current bank and other loans	(185.5)	(156.7)	(131.6)
Less:
Cash and cash equivalents	83.6	58.3	36.9
Net debt at the end of the period	(101.9)	(98.4)	(94.7)

3. Other income / (expense) items

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2016	2015	2016	2015
	$M	$M	$M	$M
a) Profit on sale of redundant site
Credited to operating profit:
Profit on sale of redundant site	-	-	2.1	-
b)	Restructuring and other expense
Charged to operating profit:
Rationalization of operations	(0.1)	(2.9)	(0.1)	(10.9)
Patent infringement litigation costs	-	-	(0.1)	-
	(0.1)	(2.9)	(0.2)	(10.9)

Profit on sale of redundant site

For the six-month period ended June 30, 2016, a profit of $2.1m has been recognized in relation to the sale of the redundant Redditch site to a company that specializes in remediating contaminated land.

Rationalization of operations

For the three-month and six-month periods ended June 30, 2016, we incurred $0.1m of costs in relation to rationalization and similar expenses in the Elektron Division.

For the three-month and six-month periods ended June 30, 2015, we incurred $2.9m and $10.9m of costs, respectively, in relation to rationalization and similar expenses in the Gas Cylinders Division’s AF operations.

Patent infringement litigation costs

For the six-month period ended June 30, 2016, we incurred $0.1m of costs within the Elektron Division in relation to the ongoing patent-infringement litigation against a competitor.

14

4. Non-GAAP measures

The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods, the most comparable IFRS measure.

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2016	2015	2016	2015
	$M	$M	$M	$M
Net income for the period	6.7	3.1	15.4	2.6
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.2
Amortization on acquired intangibles	0.4	0.3	0.7	0.7
IAS 19R retirement benefits finance charge	0.5	0.8	1.0	1.5
Profit on sale of redundant site	-	-	(2.1)	-
Restructuring and other expense	0.1	2.9	0.2	10.9
Other share-based compensation charges	0.6	0.3	1.0	0.6
Income tax thereon	(0.5)	0.1	(0.4)	(2.0)
Adjusted net income	7.9	7.6	16.0	14.5

Add back / (deduct): Income tax thereon	0.5	(0.1)	0.4	2.0
Income tax expense	2.1	2.9	5.0	3.4
Net interest costs	1.5	1.9	3.1	3.6
Depreciation and amortization	4.7	4.7	9.3	9.3
Less: Amortization on acquired intangibles	(0.4)	(0.3)	(0.7)	(0.7)
Adjusted EBITDA	16.3	16.7	33.1	32.1

Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. These KPIs are also used within Luxfer Group by the CEO and other senior management. Adjusted net income and adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

We evaluate our results of operations on both an as-reported basis and a constant translation exchange rate basis. The constant translation exchange rate presentation is not a financial measure under IFRS as issued by the IASB, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant translation exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by others and, accordingly, the constant translation exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

15

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average ordinary shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the period.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the period have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds one £0.50 ordinary share for every one ADS traded, through American Depositary Receipts.

Management believes the use of non-GAAP financial measures, such as adjusted earnings per ADS, more closely reflects the underlying earnings per ADS performance.

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2016	2015	2016	2015
	$M	$M	$M	$M
Basic earnings:
Net income for the period attributable to ordinary shareholders	6.7	3.1	15.4	2.6
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.1	0.2	0.2
Amortization on acquired intangibles	0.4	0.3	0.7	0.7
IAS 19R retirement benefits finance charge	0.5	0.8	1.0	1.5
Profit on sale of redundant site	-	-	(2.1)	-
Restructuring and other expense	0.1	2.9	0.2	10.9
Other share-based compensation charges	0.6	0.3	1.0	0.6
Income tax thereon	(0.5)	0.1	(0.4)	(2.0)
Adjusted net income	7.9	7.6	16.0	14.5

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,317,966	26,966,440	26,441,016	26,959,351
Exercise of share options	486,913	262,911	417,868	271,830
For diluted earnings per share	26,804,879	27,229,351	26,858,884	27,231,181

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.30	$0.28	$0.61	$0.54
Unadjusted	$0.25	$0.11	$0.58	$0.09
Diluted
Adjusted	$0.29	$0.28	$0.60	$0.53
Unadjusted	$0.25	$0.11	$0.57	$0.09

Each £0.50 ordinary share represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

The calculation of earnings per share is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly earnings per share amounts in any particular year-to-date period may not be equal to the earnings per share amount for the year-to-date period.

16

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.

The actuarial assumptions used to estimate the IAS 19R accounting position of the Group’s defined benefit pension plans have been updated for market conditions at June 30, 2016.

The main reason for the decreased deficit at June 30, 2016 when compared to June 30, 2015 is that during the three-months ended December 31, 2015, following a consultation, it was agreed with the trustees and members that the Luxfer Group Pension Plan in the U.K. would close to future accrual of benefits effective from April 5, 2016, and for the purpose of increasing pensions in payment, to use the Consumer Prices Index (“CPI”) as the reference index in place of the Retail Prices Index (“RPI”) where applicable. As a result, during the three-months ended December 31, 2015, the Group recognized a curtailment credit of $3.3m in respect of the closure of the Plan to future accrual and a past service credit of $14.9m in respect of the change in expected future pension increases in payment.

The main reasons for the increased deficit during the three-month and six-month periods ended June 30, 2016, are decreases in corporate bond yields partially offset by asset returns in the U.K. being higher than assumed and a strengthening in the U.S. dollar relative to GBP sterling.

The movement in the pension liability is shown below:

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2016	2015	2016	2015
	$M	$M	$M	$M
Opening balance	63.3	91.0	58.9	90.9
Charged to the consolidated income statement	1.6	2.2	3.6	4.5
Cash contributions	(2.5)	(3.7)	(5.4)	(7.4)
Charged / (credited) to the statement of comprehensive income	12.1	(13.9)	18.6	(8.6)
Exchange difference	(3.4)	4.5	(4.6)	0.7
Closing balance	71.1	80.1	71.1	80.1

7. Dividends paid and proposed

	Three-month periods ended June 30,		Six-month periods ended June 30,

	2016	2015	2016	2015
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 4, 2015 ($0.10 per ordinary share)	-	-	-	2.7
Interim dividend paid May 6, 2015 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend paid February 3, 2016 ($0.125 per ordinary share)	-	-	3.4	-
Interim dividend paid May 4, 2016 ($0.125 per ordinary share)	3.3	-	3.3	-
	3.3	2.7	6.7	5.4
Dividends declared during the period and paid after the period end (recognized as a liability at June 30):
Interim dividend declared and paid August 5, 2015 ($0.10 per ordinary share)	-	2.7	-	2.7
Interim dividend declared and paid August 3, 2016 ($0.125 per ordinary share)	3.3	-	3.3	-
	3.3	2.7	3.3	2.7

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: August 9, 2016

By: /s/ David N. Fletcher

  David N. Fletcher

Authorized Signatory for and on behalf of
Luxfer Holdings PLC